Issuer Free Writing Prospectus, dated May 28, 2009
Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration No. 333-154920
Pride International, Inc.
Pricing Term Sheet

Issuer:	Pride International, Inc.

Security Description:	8 1/2% Senior Notes due 2019

Ratings (Moody’s/S&P):	Ba1/BBB- (Positive/Stable)

Trade Date:	May 28, 2009

Settlement:	June 2, 2009; T+3

Interest Payment Dates:	Semi-annually on each June 15th
and December 15th, commencing
December 15, 2009

Principal Amount:	$500,000,000

Maturity:	June 15, 2019

Coupon:	8 1/2%

Net Proceeds (After Expenses):	$492,405,000

Benchmark Treasury:	3.125% due May 15, 2019

Benchmark Treasury Yield:	3.678%

Spread to Benchmark Treasury:	+487.5 bps

Yield to Maturity:	8.553%

Initial Price to Public:	99.641% per Note

Redemption Provisions:	Make-whole call at any time at a discount
rate of Treasury plus 50 bps

CUSIP/ISIN No.:	74153Q AG7 / US74153QAG73

Joint Book-Running Managers:	Goldman, Sachs & Co.
Citigroup Global Markets Inc.
Banc of America Securities LLC
Wachovia Capital Markets, LLC

Co-Managers:	BNP Paribas Securities Corp.
Howard Weil Incorporated
Natixis Bleichroeder Inc.
UniCredit Capital Markets, Inc.
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     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at (866) 471-2526, Citigroup Global Markets Inc. toll-free at (877) 858-5407, Banc of America Securities LLC toll-free at (800) 294-1322, or Wachovia Capital Markets, LLC toll-free at (800) 326-5897.